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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File No. 000-50240

                             TAM OF HENDERSON, INC.
                    (Exact name of registrant in its charter)

            NEVADA                                       20-0667864
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                               Shennan Zhong Road
                                 PO Box 031-046
                                 Shenzhen, China
           -----------------------------------------------------------
           (Address of principal executive office, including Zip Code)

                Registrant's telephone number - [(310)441-1888 ]

         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                              (Title of each class)

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The number of shares outstanding of each of the Company's classes of common stock, as of June 15, 2006 is 10,450,000 shares, all of one class, $.001 par value per share. Of this number, 2,450,000 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company's officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company's securities as record holders only for their respective clienteles' beneficial interest) owing 5% or more of the Registrant's common stock, both of record and beneficially.

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             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 per value, at the close of business on June 22, 2006.

           This notice is required by Section 14(f) of the Securities
 Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
                        WITH THIS INFORMATION STATEMENT.

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                                  INTRODUCTION

      This Information Statement sets forth the change in the majority of the Company's board of directors effected by that certain Stock Transaction described below, and contains related biographical and other information concerning the Company's executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Securities and Exchange Commission ("SEC") and delivered to stockholders holding all 10,450,000 of the issued and outstanding shares of common stock, par value $.001 per share, of TAM of Henderson, Inc. ("TAM" or the "Company"), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company's directors.

      However, because the Company's articles of incorporation and by-laws permit vacancies in its board of directors (the "Board") to be filled by a majority of the remaining directors, the holders of the Company's shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

      All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Stock Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

                         CHANGE IN MAJORITY OF DIRECTORS

      On June 2, 2006, Xiao Jun (the "Purchaser") entered into a Share Purchase Agreement (the "Purchase Agreement") with Marcus Luna, Esq., authorized representative of the selling majority shareholder of the Company (the "Seller"). Under the terms of the Purchase Agreement, for and in consideration of $435,000, the Seller agreed to sell, and the Purchaser agreed to acquire, a total of 8,000,000 shares of the common stock, $.001 par value, of the Company, constituting 76.555% of the shares of the Company then issued and outstanding (the "Stock Transaction").

      As contemplated by the Stock Transaction, at the Effective Date (as defined below) Ms. Evagelina Esparza Barrza resigned from the Company's Board of Directors and, prior to her resignation, elected the Purchaser to fill the vacancy left by such resignation in accordance with Section 2 of Article III of the Company's By-Laws. The Purchaser took office as director effective upon the closing of the Stock Transaction and subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by their election to the Board (the "Effective Date").

                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of December 31, 2005; (ii) each director and executive officer of the Company as of December 31, 2005; (iii) all officers and directors of the Company as a group as of December 31, 2005; and (iv) all proposed beneficial owners, directors and officers (individually and as a group) of the Company after giving effect to the Stock Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

                                                                               Shares of TAM Stock
                                    Shares of TAM Stock                         Beneficially Owned
       Name and Address         Beneficially Owned Prior to    Percentage        After the Stock        Percentage
   Of Beneficial Owner (1)         the Stock Transaction      of Class (2)         Transaction         of Class (2)
Evagelina Esparza Barrza (3) (4)             0                     0%                   0                    0
Bolsa, S.A. (5)                          8,000,000               76.555%                0                    0
Xiao Jun (6) (7)                             0                     0%               8,000,000             76.555%
Executive Officers and
Directors as a Group                         0                     0%               8,000,000             76.555%

----------
(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised.

(2) The percentages listed in the "Percent of Class" column are based upon 10,450,000 issued and outstanding shares of Common Stock.

(3) Ms. Barrza resigned from the Board of Directors effective as of the Effective Date.

(4) The address for Ms. Barrza is llay Negrete 2050, Apdo. 44, Tijuana, BC 20001, Mexico.

(5) Bolsa, S.A., a Panamanian company, Edif. Afra, 72 San Franciso, Panama City, Panama. The beneficial owner of Bolsa, S.A. is Lic. David Gonzalez, who is the President of Bolsa, S.A.

(6) The address for Xiao Jun is Shennan Zhong Road., PO Box 031-046, Shenzhen, China.

(7) Xiao Jun was elected to fill director vacancies on the Board, effective on the Effective Date.

      Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.

                        DIRECTORS AND EXECUTIVE OFFICERS

Management

      At the Effective Date, the resignations of Evagelina Esparza Barrza, current director of the Company, will become effective and the election to the Board of the Purchaser will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company following the completion of the Stock Transaction and the Effective Date.

      The Company's existing management consists of:

Name                          Age           Title
----                          ---           -----
Evagelina Esparza Barrza      66            President and Director

Evagelina Esparza Barrza -

      Evagelina Esparza Barrza originally began her career as a general nurse in Public Health. She worked in this position for 35 years wit the Secretaria de Salubrid y Assistencia in Torreon, Coahuila, Mexico. She subsequently attended law school at Universidad Autonoma de Coahuila, Mexico for six years and graduated from laws school in 1992. For the past 12 years, Ms. Esparza Barrza has been working as a licensed attorney in Mexico.

      Ms. Esparza Barrza has assited numerous firms and individuals in managing their affairs through both the good and bad times. Her experience ranges from project management teams to demonstrating a successful management consulting practice. Her domestic and international experience, contacts, negotiating and management skills have been me and accomplished the short and long-term goals of her clients. Ms. Esparza Barrza specializes inb project management, properties and project construction. Her experience in making appropriate recommendations and decisions in demonstrated through the success of her consulting and law practice.

      Ms. Esparza Barrza was President and Director of Absolute Glass Protection, Inc. (commission File Number: 0-31715), a Nevada corporation from April 2005 to July 2005, which subsequently merged with Jagged Peak, Inc. in July 2005. She was also President and Director of eClic, Inc., a Nevada corporation (Commission File Number: 0-26181) from December 2003 to December 2005, which subsequently merged with AngioGenex, Inc. in December 2005.

      At the Effective Date, the Company's management shall consist of:

Name                          Age           Title
----                          ---           -----
Xiao Jun                      22            Chief Executive Officer and Director

Xiao Jun -

      From Jan 2003 to March 2005, Xiao Jun was sales manager at GuangDong Province Dongwan Zhiyou Tech Develop LT, Inc., and from April 2005, he has served as General Manager at ShenZhen Kaibite Tech Develop LTD, Inc.

Board of Directors: Compensation and Meetings

      All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation.

      All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that TAM has the resources to pay these fees. The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

      Concurrent with having sufficient members and resources, the Company's board of directors will establish an audit committee and a compensation committee. The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

      No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

                             EXECUTIVE COMPENSATION

Executive Officers and Directors

      No Officer or director of the Company received compensation during the fiscal year ended December 31, 2005. The Company intends to pay salaries when cash flow permits.

      No director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000.

      The following sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2005 paid to the Company's Chief Executive Officer ("CEO") and the Company's four most highly compensated executive officers, if any, other than the CEO whose total compensation during fiscal year 2005 exceeded $100,000 and who were serving as executive officers at the end of the 2005 fiscal year (collectively, the "Named Executive Officers").

EXECUTIVE COMPENSATION IN LAST FISCAL YEAR

                                                                                    Long Term Compensation
                                                                              -----------------------------------
                                               Annual Compensation                   Awards               Payouts
                                          -----------------------------       --------------------        -------
                                                      Non-Cash                Restricted      Options/    LTIP        All
Name & Position                 Year      Salary      Bonus       Other       Stock           SARs        Payouts     Other
----------------                ----      ------      -----       -----       -----           ----        -------     -----
Evagelina Esparza
Barrza President                2005      $ None      None        None        None            None        None        None

STOCK OPTION GRANTS IN LAST FISCAL YEAR

      The following table sets forth stock options granted to the Named Executive Officers as of December 31, 2005.

                 Number of Options              % of Total Options                                           Grant
                 Granted in Fiscal              Granted to Employees       Exercise         Expiration       Value $
Name             Year ended 12/31/05            in Fiscal Year 2005        ($/Share)        Date
--------------------------------------------------------------------------------------------------------------------
                                                       None.

OPTION EXERCISES DURING, AND STOCK OPTIONS HELD AT END OF 2005 FISCAL YEAR

      The following table indicates the total number and value of exercisable stock options held by the Named Executives during the 2005 fiscal year.

                                                   Value of Unexercised
        Number of Unexercised                      In-The-Money Options
        Options at Fiscal Year End                 At Fiscal Year End (1)
Name    Exercisable     Unexercisable       Exercisable            Unexercisable
--------------------------------------------------------------------------------
                                      None

      TAM currently has no formal written salary arrangement with its president and, while no specific annual salary or length of employment has been determined, TAM anticipates providing an annual salary not to exceed $100,000 commencing with the hopeful successful expansion of business.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Pursuant to the Stock Transaction, Purchaser acquired 8,000,000 shares of the Company's common stock. After giving effect to the Stock Transaction, Purchaser is the owner of a total of 8,000,000 shares of the 10,450,000 shares of the Company's common stock issued and outstanding, constituting, in the aggregate, 76.555% of the issued and outstanding shares of the Company's common stock. Upon the completion of the Stock Transaction, the Purchaser became the director of the Company.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

      Section 16(a) of the Exchange Act, as amended, requires TAM's executive officers, directors and persons who beneficially own more than 10% of TAM's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish TAM with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, except as provided below, TAM believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with since September 6, 2005, the date that the Company registered on Form 10-SB its class of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                                  TAM OF HENDERSON, INC.


Dated: June 22, 2006                              By: /s/ Xiao Jun
                                                      --------------------------
                                                  Name:  Xiao Jun
                                                  Title: Chief Executive Officer